Exhibit 22.1

Subsidiary Guarantors of Callon Petroleum Company
Name	State of Incorporation
Callon Petroleum Operating Company	Delaware
Callon (Permian) LLC	Delaware
Callon (Eagle Ford) LLC	Delaware
Callon (Permian) Minerals LLC	Delaware
Callon (Niobrara) LLC	Delaware
Callon (Utica) LLC	Delaware
Callon Marcellus Holding Inc.	Delaware
Callon (Marcellus) LLC	Delaware

Each of the above subsidiaries of Callon Petroleum Company has fully guaranteed on a senior unsecured, joint and several basis each of the debt securities of the Company listed below:

Debt Securities of the Company Guaranteed by each of the Subsidiary Guarantors.
8.25% Senior Notes due July 15, 2025
6.375% Senior Notes due July 1, 2026
8.0% Senior Notes due August 1, 2028
7.5% Senior Notes due June 15, 2030